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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 31, 2014	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning the Amendment of Dividend Forecast for the Fiscal Year Ending March 31, 2015

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NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

October  31, 2014

Notice Concerning the Amendment of Dividend Forecast for the Fiscal Year Ending March 31, 2015

NTT DOCOMO, INC. (the “Company”) hereby announces that on October 31, 2014 the Board of Directors resolved to amend the Company’s forecast of dividend per share for the fiscal year ending March 31, 2015, as detailed below.

1. Reason for the amendment

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company strives to pay dividends based on the principle of stable dividend payments. Although the Company expects that operating income for this fiscal year will decrease, because the Company believes there are certain prospects for a large-scale share repurchase, and taking into account a full range of factors, including the Company’s financial condition, the Company has decided to increase its year-end dividends for the fiscal year ending March 31, 2015 from the original forecast of 30 yen per share to 35 yen per share (an increase of 5 yen), increasing the Company’s forecast of the total annual dividend to 65 yen per share.

2. Detail of the amendment

Annual Dividends
	End of second quarter	Year-end	Total
Fiscal Year Ending March 31, 2015 (Forecasts as of April 25, 2014)	—	30 yen per share	60 yen per share
Fiscal Year Ending March 31, 2015 (Revised forecast)	—	35 yen per share	65 yen per share

Fiscal Year Ending March 31, 2015 (Results)	30 yen per share	—	—
Fiscal Year Ending March 31, 2014 (Results)	30 yen per share	30 yen per share	60 yen per share

For further information, please contact:

    Investor Relations Department

    NTT DOCOMO, INC.

    Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 63 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437) and New York (DCM) stock exchanges. Please visit https://www.nttdocomo.co.jp/english/ for more information.